Exhibit 99.1

MOBIFON HOLDINGS B.V.

Operating and Financial Review and Prospects for the quarter ended March 31, 2005

All amounts are in US$ unless otherwise stated

This Operating and Financial Review and Prospects should be read in conjunction with the accompanying unaudited consolidated financial statements of MobiFon Holdings B.V. ("Holdings" or the "Company") for the three months ended March 31, 2005 and should also be read in conjunction with the audited consolidated financial statements and Operating and Financial Review and Prospects contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2004. Holdings is a provider of GSM wireless telecommunication services in Romania through its subsidiary MobiFon S.A. ("MobiFon"). The Company is a subsidiary of Telesystem International Wireless Inc. ("TIW") a Canadian public company. On March 15, 2005, TIW entered into definitive agreements with Vodafone International Holdings B.V., a wholly owned subsidiary of Vodafone Group Plc, ("Vodafone") for the sale of all of its interests in ClearWave. Closing of the sale is subject to (i) court approval pursuant to the plan of arrangement, (ii) TIW shareholders' approval, and (iii) customary conditions, including the receipt of all necessary regulatory approvals under relevant competition legislations. MobiFon added 112,590 net subscribers for the first quarter for a total of 5,022,902, compared to net additions of 215,096 in the first quarter of 2004 and total subscribers of 3,672,138 at the end of the same 2004 period. This represents an increase of 36.8% in total number of subscribers over the last 12 months. As of March 31, 2005, we estimate that MobiFon had a 47% share of the cellular market in Romania. Connex's net postpaid subscriber additions during the period represented 56.2% of its overall subscriber additions compared to 22.5% for the same quarter of 2004, reflecting MobiFon's value-driven acquisition strategy. As of March 31, 2005, postpaid subscribers accounted for 34.8% of MobiFon's total subscriber base as compared to 34.3% at the end of 2004. The net market growth slowed down in the first quarter of 2005, a normal seasonal trend especially after the record growth of the last quarter of 2004. During the past 12 months, we estimate cellular telephony market penetration in Romania increased to 49% from 35% at the end of the first quarter of 2004.

Non GAAP measures and operating data (unaudited)

We believe that OIBDA, referred to by some other telecommunication operators as EBITDA, provides useful information to investors because it is an indicator of the strength and performance for our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for, analysis of our results of operations, including our cash flows, as reported under GAAP. Some of the limitations of OIBDA as a measure are:

  It does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
  It does not reflect changes in, or cash requirements for, our working capital needs;
  It does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

  Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBDA does not reflect any cash requirements for such replacements;

  It does not reflect foreign exchange gains or losses; and
  Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

We believe that average revenue per user ("ARPU") provides useful information concerning the appeal of our rate plans and service offerings and our performance in attracting and retaining high value customers. ARPU excludes equipment revenues, revenues from other wireless networks' customers roaming on our network and miscellaneous revenues. OIBDA and ARPU should not be considered in isolation or as alternative measures of performance under GAAP. Average number of subscribers for the period is calculated as the average of each month's average number of subscribers.

The following table provides reconciliation between OIBDA and net income (loss):

	Three months ended
	March 31,
(In thousands of U.S.$)
	2005	2004

Net Income (loss)	18,653	(664)
Income taxes	12,355	12,754
Minority interests	12,040	12,458
Foreign exchange loss	316	817
Income tax benefit sold to parent	(9,293)	(5,489)
Interest expense, net	37,806	28,161
Depreciation and amortization	29,962	29,148
OIBDA	101,839	77,185

The following table provides reconciliation between service revenues and ARPU:

	MobiFon
	Three months
	ended
	March 31,
	2005	2004
Service revenues for the periods
(in $ thousands)	197,812	147,607
Average number of subscribers for the period (in
millions)	4.98	3.58
Average monthly service revenue per subscriber
for the period (in $)	13.24	13.57
Less: impact of excluding in roaming and
miscellaneous revenue	(0.95)	(0.99)
ARPU	12.29	12.76

Three months ended March 31, 2005 compared to the three months ended March 31, 2004

Service revenues reached $197.8 million compared to $147.6 million for the first quarter of 2004. This $50.2 million increase in service revenues translated into a 34.0% year over year growth rate. This growth was largely attributable to a 39.2% increase in average number of subscribers partly offset by a decline in average revenue per user.

The ARPU for the first quarter was $12.29 compared to $12.76 for the same period of last year, with the decrease being primarily the result of the addition of more than 1.3 million subscribers during the last 12 months, of which 70.0% were prepaid users.

Equipment revenues rose to $11.5 million for the three months ended March 31, 2005 compared to $8.9 million for the same period in 2004 as a result of higher postpaid gross additions. Cost of equipment correspondingly rose to $17.2 million from $14.7 million for the three months ended March 31, 2005 and March 31, 2004 respectively. As a result, the gross negative margin on equipment slightly improved at $5.6 million compared to $5.8 million for the same period.

Cost of services as a percent of service revenue increased to 22.8% from 21.7% in the first quarter of 2004. This increase is a result of higher interconnection costs associated with a higher proportion of traffic terminating on other operators' networks.

Selling, general and administrative expenses increased from 22.0% of service revenues for the three months ended March 31, 2004 to 22.9% for the latest three month period primarily due to higher selling and marketing expenses as a percentage of service revenue. This increase was triggered by greater advertising and commissioning expenses during the quarter as we acquired more postpaid subscribers compared to the same period last year.

OIBDA increased 31.9% to $101.8 million compared to $77.2 million for the same period last year. OIBDA as a percentage of service revenue decreased to 51.5% compared to 52.3% for the same period last year.

Depreciation and amortization increased to $30.0 million for the three months ended March 31, 2005, from $29.1 million for the same period in 2004, due primarily to a higher tangible asset base, partly offset by asset write-downs amounting to $1.9 million last year versus nil this year. The revenue growth and lower depreciation costs as a percentage of service revenue resulted in an operating income of $71.9 million compared to $48.0 million for the same period last year, an increase of 49.6%.

Total third party interest expense amounted to $11.7 million for the three months ended March 31, 2005, compared to $12.8 million in the same period in 2004 due to lower average debt levels at MobiFon and lower effective interest rates due primarily to margin reductions as a result of achieving certain financial ratios. Related party interest on the subordinated loans from our sole shareholder increased to $27.0 million for the three-month periods ended March 31, 2005 from $15.9 million in the same 2004 period due to higher intercompany indebtness. During the three months ended March 31, 2005, we also recorded income of $9.3 million from our sole shareholder in recognition of benefits it receives by filing a consolidated tax return with us, compared to $5.5 million for the same quarter of 2004. We recorded foreign exchange losses of $0.3 million and $0.8 million for the three-month periods ended March 31, 2005 and 2004, respectively.

Income tax expense for the quarter increased by $0.4 million to $12.4 million compared to the same period in 2004, as a result of higher pre tax income at MobiFon, partially offset by the effect of a lower tax rate. The Romanian government further reduced the corporate income tax rate from the 19% previously announced to 16% effective January 1, 2005. The Romanian statutory income tax rate was 25% for 2004.

The $0.4 million decrease in the share of earnings allocated to minority interests in MobiFon compared to the same period in 2004 is a result of the lower percentage ownership held by minority shareholders in 2005. Net income for the three months ended March 31, 2005 increased to $18.7 million compared to a net loss of $0.7 million for the three months ended March 31, 2004.

Liquidity and Capital Resources

For the first quarter of 2005, operating activities provided cash of $65.0 million compared to $40.2 million in the corresponding 2004 period. The primary factor contributing to the higher operating cash flow was the increase in OIBDA.

Investing activities used cash of $51.5 million for the quarter ended March 31, 2005 compared to $38.7 million during the same period in 2004. Our investing activities consisted primarily of the acquisition of property, plant and equipment and licenses of $49.0 million and $38.7 million for the three-month periods ended March 31, 2005 and March 31, 2004, respectively, which in 2005 includes a $10.5 million payment for our UMTS license. Investing activities for the three months ended March 31, 2005 also includes the use of $2.5 million of cash in connection with the September, 2004 acquisition of additional interests in MobiFon.

Financing activities used cash of $14.5 million for the first quarter of 2005; this includes a scheduled repayment of MobiFon's senior credit facility in the amount of $11.3 million and $3.2 million distributed to minority shareholders of MobiFon. During the first quarter of 2004, financing activities used cash of $7.5 million and consisted of MobiFon's first repayment of its senior credit facility.

Cash, cash equivalents and restricted short-term investments totaled $139.7 million as of March 31, 2005, including $43.4 million at the corporate level, which included $27.8 million in restricted short term investments.

Long-term debt, including current portion, at the end of March 31, 2005 was $502.4 million, comprised of $279.1 million at MobiFon and $223.3 million at Holdings.

In March 2005, the shareholders of MobiFon approved dividends amounting to Lei 6.1 trillion ($214.9 million). The dividends do not become payable to shareholders until conditions for shareholder distributions are met under MobiFon's senior loan agreements. As at March 31, 2005, the maximum payable to shareholders based on the conditions of such loan agreements was $66.3 million and accordingly, an amount of $13.9 million is reported as amounts payable to minority interests of which $12.0 million was paid on April 19, 2005.

In November 2004, the Romanian government advised MobiFon that it was successful in its application for a UMTS license in Romania. As a result, MobiFon will be required to pay a total of $35.0 million to the Romanian Government, of which $10.5 million was paid on March 23, 2005 and the remainder will be paid in five annual installments of $4.9 million, commencing in 2006. MobiFon will also be required to honour certain license conditions, including coverage requirements. The license has an initial term of 15 years with the option to renew for an additional 10 years. We recognized an intangible asset of $30.8 million representing the discounted value of future payments of $20.3 million and a $10.5 million payment made on March 23, 2005. The associated liability is reported as long-term debt, a portion of which is current.

Upon closing of the sale of TIW's interests in ClearWave to Vodafone, the terms of the 12.5% Senior Notes and the Syndicated Senior Credit Facility may require the Company to repay its Senior Credit Facility and to purchase all or part of the Notes then outstanding at 101% of their principal amount plus accrued and unpaid interest and additional amounts, if any, to the date of repurchase.

As at March 31, 2005, our total indebtedness to TIW and its affiliates amounted to $918.1 million, consisting primarily of subordinated notes. We intend to use available cash surplus at corporate level to reimburse part of these advances and to finance offers to repurchase 12.5% Senior Notes in accordance with the term of the indenture.

We expect to have future capital requirements, particularly in relation to the expansion and the addition of capacity to our cellular network, for the payment of a UMTS license, and the buildout of a related UMTS network and for the servicing of our debt. We intend to finance such future capital requirements mainly from cash and cash equivalents on hand, restricted short-term investments and cash flows from operating activities.

Forward-looking Statements

This news release contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, uncertainties and assumptions. Consequently, all of the forward-looking statements made in news release are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

About TIW

TIW is a leading provider of wireless voice, data and short messaging services in Central and Eastern Europe with more than 6.9 million subscribers. TIW operates in Romania through MobiFon S.A. under the brand name Connex and in the Czech Republic through Oskar Mobil a.s. under the brand name Oskar. TIW's shares are listed on NASDAQ ("TIWI") and on the Toronto Stock Exchange ("TIW").

MobiFon Holdings B.V.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(in thousands of US dollars)

	March 31	December 31,
	2005	2004
	$	$
	(unaudited)	(Note 1)
ASSETS
Current assets
Cash and cash equivalents	111,834	112,842
Short-term investments-restricted	27,844	27,844
Trade debtors	66,122	66,536
Inventories	10,872	7,482
Prepaid expenses	20,152	7,123
Advanced to parent company	10,696	10,696
Deferred income tax assets	1,362	659
Other current assets	2,266	2,820
Total current assets	251,148	236,002
Property, plant and equipment	459,175	446,321
License (Note 4)	75,720	46,586
Subscriber relationships	35,428	38,121
Goodwill	543,661	545,094
Deferred financing costs and other non current assets	15,832	15,253
Deferred income tax asset	3,387	9,429
Total assets	1,384,351	1,336,806

LIABILITIES AND SHAREHOLDER'S DEFICIENCY
Current liabilities
Accounts payable - trade	44,079	23,651
Accounts payable - TIW group	1,111	1,047
Income and value added taxes payable	34,202	39,139
Accrued interest payable	7,883	15,287
Accrued dealers' commissions	9,011	15,902
Other accrued liabilities	22,814	27,060
Deferred revenues	22,978	20,223
Current portion of long-term debt	53,949	45,000
Distribution payable to minority interests (Note 3)	13,905	3,198
Total current liabilities	209,932	190,507
Deferred income tax liability	6,785	14,151
Long-term debt	448,465	448,389
Derivative financial instruments and other non-current liabiliites	5,786	6,042
Due to parent and affiliated companies	457,908	446,740
Subordinated loan from parent company	459,118	452,571
Minority interests	54,732	56,471
Total liabilities	1,642,726	1,614,871
Shareholder's deficiency
Share capital (18,000 common shares)	16	16
Retained earnings	96,332	77,679
Difference between counterpart given and carrying value of capital
transactions with parent company	(355,783)	(355,783)
Accumulated other comprehensive income:
Accumulated changes in fair value of interest rate swaps	1,060	23
Total shareholder's deficiency	(258,375)	(278,065)
Total liabilities and shareholder's deficiency	1,384,351	1,336,806

See accompanying notes

MobiFon Holdings B.V.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND
COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

(in thousands of US dollars)

	Three months ended
	March 31
	2005	2004
	$	$

Revenues
Services	197,812	147,606
Equipment	11,542	8,880
	209,354	156,486

Cost of services	45,050	31,968
Cost of equipment	17,185	14,699
Selling, general and administrative expenses	45,280	32,634
Depreciation and amortization (Note 2)	29,962	29,148
Operating income	71,877	48,037
Interest expense - Third party	(11,709)	(12,835)
Interest expense - Related party	(27,008)	(15,909)
Interest and other income	911	583
Income tax benefits sold to the parent company	9,293	5,489
Foreign exchange loss	(316)	(817)
Income before income taxes and minority interests	43,048	24,548
Income taxes	12,355	12,754
Income before minority interests	30,693	11,794
Minority Interests	(12,040)	(12,458)
Net income (loss)	18,653	(664)
Change in fair value of interest rate swaps	1,037	(677)
Comprehensive income (loss)	19,690	(1,341)

See accompanying notes

MobiFon Holdings B.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands of US dollars)

	Three months ended
	March 31
	2005	2004
	$	$

OPERATING ACTIVITIES
Net income (loss)	18,653	(664)
Adjustments to reconcile net income (loss) to cash provided by operating activities
Depreciation and amortization	29,962	29,148
Accreted interest on loans from parent company	27,008	15,909
Income tax benefits sold to the parent company	(9,293)	(5,489)
Minority interests	12,040	12,458
Other non-cash items	(144)	(165)
Changes in operating assets and liabilities	(13,271)	(10,948)
Cash provided by operating activities	64,955	40,249

INVESTING ACTIVITIES
Acquisitions of property, plant and equipment and license	(49,017)	(38,680)
Increase of ownership in subsidiaries	(2,472)	-
Cash used in investing activities	(51,489)	(38,680)

FINANCING ACTIVITIES
Subsidiary distributions paid to minority interests	(3,224)	-
Repayment of long-term debt	(11,250)	(7,500)
Cash used in financing activities	(14,474)	(7,500)

Net change in cash and cash equivalents	(1,008)	(5,931)
Cash and cash equivalents, beginning of period	112,842	109,989
Cash and cash equivalents, end of period	111,834	104,058

See accompanying notes

MobiFon Holdings B.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S DEFICIENCY (UNAUDITED)

(in thousands of US dollars)

		between
		counterpart
		given and
		carrying value of		Accumulated
		capital		Other	Total
	Share	transactions	Retained	Comprehensive	Shareholder's
	Capital	with parent	Earnings	Income (Loss)	Deficiency
	$	$	$	$	$
Balance as at December 31, 2003	16	(481,929)	64,807	(1,082)	(418,188)
Goodwill pushdown	-	124,200	-	-	124,200
Comprehensive loss	-	-	(664)	(677)	(1,341)
Balance as at March 31, 2004	16	(357,729)	64,143	(1,759)	(295,329)

Balance as at December 31, 2004	16	(355,783)	77,679	23	(278,065)
Comprehensive income	-	-	18,653	1,037	19,690
Balance as at March 31, 2005	16	(355,783)	96,332	1,060	(258,375)

See accompanying notes

MOBIFON HOLDINGS B.V.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
March 31, 2005

Note 1 Description of Business and Basis of Presentation

MobiFon Holdings B.V. (the "Company") develops and operates a wireless telecommunication network in Romania through its operating subsidiary MobiFon S.A. ("MobiFon"). The Company is a wholly-owned subsidiary of ClearWave N.V. ("ClearWave") and an indirect subsidiary of Telesystem International Wireless Inc. ("TIW") (see Note 5).

The unaudited consolidated interim financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") for interim financial information and are based upon accounting policies and methods consistent with those used and described in the annual financial statements prepared under U.S. GAAP. These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements. In the opinion of management all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 2005 are not necessarily indicative of the results that may be expected for the year ended December 31, 2005. The consolidated balance sheet as at December 31, 2004 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

The Company's operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. Accordingly, one quarter's operating results are not necessarily indicative of what a subsequent quarter's operating results will be. In particular, this seasonality generally results in usage in the first quarter tending to be lower than in the rest of the year. Also in the first quarter, new customer acquisitions tend to be low which can result in reduced costs. Seasonal fluctuations also typically occur in the third quarter of each year because of higher usage and more roaming, as a result of the summer holidays, result in higher network revenue and operating profit. Furthermore, the fourth quarter typically has the largest number of subscriber additions and associated subscriber acquisition and activation related expenses, including marketing and promotional expenditures, which result in lower operating profits.

The Company expects to have future capital requirements, particularly in relation to the expansion and the addition of capacity to its cellular network, for the payment of a UMTS license, and the buildout of a related UMTS network and for the servicing of its debt (see Notes 4 and 5). The Company intends to finance such future capital requirements mainly from cash and cash equivalents on hand, restricted short-term investments and cash flows from operating activities.

Note 2 Property, Plant and Equipment

Depreciation and amortization includes write-offs in the amounts of NIL and $1.9 million for property, plant and equipment for the three months ended March 31, 2005 and March 31, 2004, respectively.

Note 3 Dividends to Minority Interests

In March 2005, the shareholders of MobiFon approved dividends amounting to Lei 6.1 trillion ($214.9 million). The dividends do not become payable to shareholders until conditions for shareholder distributions are met under MobiFon's senior loan agreements. As at March 31, 2005, the maximum payable to shareholders based on the conditions of such loan agreements was $66.3 million and accordingly, an amount of $13.9 million is reported as distribution payable to minority interests of which $12.0 million was paid on April 19, 2005.

Note 4 UMTS License

In November 2004, the Romanian government advised MobiFon that it was successful in its application for a UMTS license in Romania. As a result, MobiFon will be required to pay a total of $35.0 million to the Romanian Government, of which $10.5 million was paid on March 23, 2005 and the remainder will be paid in five annual installments of $4.9 million, commencing in 2006. MobiFon will also be required to honour certain license conditions, including coverage requirements. The license has an initial term of 15 years with the option to renew for an additional 10 years. The Company recognized an intangible asset of $30.8 million representing the discounted value of future payments of $20.3 million and a $10.5 million payment made on March 23, 2005 and associated liabilities are reported as current portion of long-term debt and as long-term debt of $4.6 million and $15.7 million, respectively.

Note 5 Sale of ClearWave to Vodafone

On March 15, 2005, TIW entered into definitive agreements with Vodafone International Holdings B.V., a wholly-owned subsidiary of Vodafone Group Plc, ("Vodafone") for the sale of all of its interests in ClearWave.

Closing of the sale is subject to (i) court approval pursuant to the plan of arrangement, (ii) TIW shareholders' approval, and (iii) customary conditions, including the receipt of all necessary regulatory approvals under relevant competition legislations.

Upon closing of this sale, the terms of the 12.5% Senior Notes and the Syndicated Senior Credit Facility may require the Company to repay its Senior Credit Facility and to purchase all or part of the Notes then outstanding at 101% of their principal amount plus accrued and unpaid interest and additional amounts, if any, to the date of repurchase.

Note 6 Comparative figures

Certain comparative figures were restated to conform to the presentation adopted in these interim consolidated financial statements.